FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

For the month of August 2003

Commission File Number 0-50131

IFCO SYSTEMS N.V.

(Translation of registrant’s name into English)

Koningslaan 34

1075 AD Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Quarterly Report

The registrant’s Second Quarterly Report 2003 filed with the Deutsche Böerse (Frankfurt Stock Exchange) on August 12, 2003, with respect to the three months ended June 30, 2003, is attached to this report as Appendix A.

Ad Hoc Disclosure

The ad hoc disclosure filed by the registrant with the Deutsche Böerse (Frankfurt Stock Exchange) on August 12, 2003, regarding the registrant’s results for the three months ended June 30, 2003, is attached to this report as Appendix B.

Press Release

The press release dated August 12, 2003, by the registrant, regarding the registrant’s results for the three months ended June 30, 2003, is attached to this report as Appendix C.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: August 12, 2003	By:	/s/ MICHAEL W. NIMTSCH Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

3

Appendix A

Second Quarterly Report

2003

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2003

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	December 31, 2002	June 30, 2003
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,859	$10,915
Receivables, net	91,046	107,571
Inventories	14,794	12,926
Other current assets	13,120	12,147

Total current assets	135,819	143,559

PROPERTY, PLANT AND EQUIPMENT, net	154,176	159,799
GOODWILL	148,330	150,306
OTHER ASSETS, net	7,201	6,632

Total assets	$445,526	$460,296

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$5,285	$8,285
Current maturities of capital lease obligations	14,874	7,836
Accounts payable	64,998	74,369
Accrued expenses and other current liabilities	60,357	58,189
Refundable deposits	77,269	87,226

Total current liabilities	222,783	235,905

LONG-TERM DEBT, net of current maturities	90,274	83,723
CAPITAL LEASE OBLIGATIONS, net of current maturities	13,977	14,211
OTHER LIABILITIES	8,389	7,018

Total liabilities	335,423	340,857

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, €0.01 par value, 100,000,000 shares authorized; 43,483,718 and 44,227,701 issued and outstanding, respectively	4,547	4,631
Additional paid-in capital	511,376	513,452
Accumulated deficit	(406,737)	(403,687)
Accumulated foreign currency translation	917	5,043

Total shareholders’ equity	110,103	119,439

Total liabilities and shareholders’ equity	$445,526	$460,296

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Share and Per Share Data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
REVENUES:
RPC	$34,455	$44,265	$69,980	$86,155
Pallet services	57,321	56,655	110,410	111,261
Pallet pooling	5,033	4,533	8,988	8,885
Related party RPC granulate sales	–	–	2,686	–

Total revenues	96,809	105,453	192,064	206,301
COST OF SALES:
RPC	32,027	35,587	63,033	70,730
Pallet services	49,089	49,525	94,610	97,092
Pallet pooling	3,782	3,705	7,370	7,244
Related party RPC granulate cost of sales	–	–	2,686	–

Total cost of sales	84,898	88,817	167,699	175,066

Gross profit	11,911	16,636	24,365	31,235
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	10,566	10,404	21,430	19,600
FINANCING RELATED RESTRUCTURING COSTS	335	–	335	363
AMORTIZATION OF OTHER ASSETS	314	266	587	529
OTHER OPERATING INCOME, NET	(821)	(77)	(1,197)	(260)

Income from operations	1,517	6,043	3,210	11,003
NET INTEREST COSTS	(8,535)	(3,684)	(17,142)	(7,213)
FACTORING CHARGES	(298)	(33)	(649)	(77)
FOREIGN CURRENCY LOSS	(31,156)	(779)	(26,759)	(824)
OTHER EXPENSE, net	(78)	(31)	(129)	(167)
INCOME TAX PROVISION	(18)	(88)	(29)	(31)

(Loss) income from continuing operations before cumulative effect of change in accounting principle	(38,568)	1,428	(41,498)	2,691
(LOSS) INCOME FROM DISCONTINUED OPERATIONS	–	(1,000)	–	359
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	–	–	(57,690)	–

Net (loss) income	$(38,568)	$428	$(99,188)	$3,050

BASIC NET (LOSS) INCOME PER SHARE:
Continuing operations, excluding change in accounting principle	$(8.78)	$0.03	$(9.45)	$0.06
Discontinued operations	–	(0.02)	–	0.01
Cumulative effect of change in accounting principle	–	–	(13.13)	–

Total	$(8.78)	$0.01	$(22.58)	$0.07

DILUTED NET (LOSS) INCOME PER SHARE:
Continuing operations, excluding change in accounting principle	$(8.78)	$0.03	$(9.45)	$0.06
Discontinued operations	–	(0.02)	–	0.01
Cumulative effect of change in accounting principle	–	–	(13.13)	–

Total	$(8.78)	$0.01	$(22.58)	$0.07

SHARES ON WHICH NET (LOSS) INCOME PER SHARE IS CALCULATED:
Basic	4,393,119	44,200,855	4,393,119	43,892,392
Effect of dilutive stock options using the treasury stock method	–	585,849	–	161,930

Diluted	4,393,119	44,786,704	4,393,119	44,054,322

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In Thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
Net (loss) income:	$(38,568)	$428	$(99,188)	$3,050
Other comprehensive income:
Foreign currency translation adjustment	9,873	2,558	3,114	4,126

Comprehensive (loss) income	$(28,695)	$2,986	$(96,074)	$7,176

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

(Unaudited)

	Six Months Ended June 30,
	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(99,188)	$3,050
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization expense of property, plant and equipment	22,572	15,610
Amortization of other assets	587	529
Cumulative effect of change in accounting principle	57,690	–
Foreign currency losses	26,759	824
Income from discontinued operations	–	(359)
Changes in operating assets and liabilities:
Receivables	18,101	(9,742)
Inventories	2,798	2,231
Other current assets	(17,337)	1,778
Accounts payable and accrued expenses	(15,880)	636
Other assets and liabilities	10,654	(743)

Net cash provided by operating activities	6,756	13,814

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of RPCs	(7,187)	(11,197)
Purchase of other property, plant and equipment	(2,201)	(1,858)
Proceeds from sale of property, plant and equipment	2,374	–
Proceeds from sale of discontinued operations	36,811	–

Net cash provided by (used in) investing activities	29,797	(13,055)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net principal payments on long-term debt	(23,636)	(3,787)
Net decrease in capital lease obligations	(5,825)	(4,021)

Net cash used in financing activities	(29,461)	(7,829)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	151	1,126

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,243	(5,944)
CASH AND CASH EQUIVALENTS, beginning of period	11,928	16,859

CASH AND CASH EQUIVALENTS, end of period	$19,171	$10,915

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$3,421	$3,521
Cash paid for income taxes	$366	$460

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited)

1.    BUSINESS, ORGANIZATION AND BASIS OF PRESENTATION

IFCO Systems N.V. was incorporated under the laws of the Netherlands on March 31, 1999 for the purpose of merging (the “Merger”) IFCO Systems GmbH and its subsidiaries (“IFCO Europe”) with IFCO Systems North America, Inc. and its subsidiaries (“IFCO North America”). The Merger was completed on March 8, 2000, concurrently with the Company’s initial public offering and related transactions. The Company’s acquisition of IFCO North America was accounted for as a purchase. Unless otherwise indicated, all references to the “Company” and “IFCO Systems” refer to IFCO Systems N.V. and its subsidiaries.

With the completion of the Merger, IFCO Europe’s returnable plastic container (“RPC”) systems were combined with IFCO North America’s pallet operations. The Company currently has RPC operations in Europe and North America. RPCs are used to transport products through one whole distribution cycle and then are reused multiple times. The Company manages a global pool of 65.9 million owned or leased RPCs. The Company also has pallet services operations in the United States, which offer a variety of pallet services, including repair, sorting and recycling, and owns and manages a rental pallet pool in Canada.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Unless otherwise noted, all amounts are shown in U.S. dollars, which the Company has elected as its reporting currency. The Company’s assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the euro since the euro is the primary functional currency of IFCO Systems N.V. and the Company’s European operations. Exchange rate fluctuations occur, to a lesser extent, as a result of certain subsidiaries operating in other countries and using other functional currencies.

The accompanying unaudited condensed consolidated financial statements are prepared on a condensed basis. Accordingly, certain information and footnotes required by accounting principles generally accepted in the United States for complete financial statements are not included herein. The Company believes all adjustments necessary for a fair presentation of these interim statements have been included and are of a normal and recurring nature. These interim statements should be read in conjunction with the consolidated financial statements of IFCO Systems N.V. and its subsidiaries as of December 31, 2002 and the related notes thereto as filed with the Frankfurt Stock Exchange on March 31, 2003 in the Company’s 2002 Annual Report.

The translation of any euro-denominated or other currency amounts into U.S. dollars is based upon the applicable Federal Reserve Bank of New York noon buying rate as of the date indicated. For balance sheet items, the rate as of June 30, 2003 (€1.00 = $1.1502) has been used. For income statement items, a weighted average rate for the period indicated (€1.00 = $0.9186 for the three months ended June 30, 2002, €1.00 = $1.1364 for the three months ended June 30, 2003, €1.00 = $0.8978 for the six months ended June 30, 2002 and €1.00 = $1.1049 for the six months ended June 30, 2003) has been used. Otherwise, unless another date is specified, the rate as of August 8, 2003 (€1.00 = $1.1321) has been used in these notes.

Certain reclassifications have been made to the 2002 financial statements included herein to make their presentation consistent with the comparative 2003 financial statements.

Summary of Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 provides that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years.

On January 1, 2002, the Company adopted SFAS 142, whereby certain intangible assets will be tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment. Under SFAS 142, goodwill is assessed for impairment by using the fair value based method. The Company determines fair value by utilizing discounted cash flows. Any impairment loss resulting from the adoption of SFAS 142 is treated as a change in accounting principle. The Company completed its SFAS 142 initial goodwill impairment test in 2002 and recorded an impairment loss of approximately $57.7 million, retroactively as of January 1, 2002. Due to a significant downward movement in the German and United States stock markets, as well as uncertainties associated with the Company’s financial position, the Company experienced a decline in its market capitalization that negatively impacted the fair value of certain of its reporting units. The impairment loss has been recorded as a cumulative effect of an accounting change.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 addresses the financial accounting and reporting for the costs associated with exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on the accompanying consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based compensation and the effect of the method used on reported results. SFAS 148’s amendment for the transition and annual disclosure requirements is effective for fiscal years ending after December 15, 2002. SFAS 148’s amendment of the disclosure requirements is effective for interim periods beginning after December 15, 2002.

The Company has elected to apply the disclosure-only provisions of SFAS No, 123. In accordance with the provisions of SFAS 123, the Company applies the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plan. The following pro forma summary of the Company’s consolidated results of operations have been prepared as if the fair value based method of accounting required by SFAS 123 had been applied for the three and six months ended June 30, 2002 and 2003 (in thousands, except for per share data). Approximately 83% of the pro forma adjustment for the six months ended June 30, 2003 relates to the calculated fair value of stock options issued prior to December 31, 2001. These stock options have exercise prices ranging from $32.00 to $237.50.

On April 2, 2003 the Company’s Board of Directors approved the issuance of approximately 1.1 million stock options to various members of management. These options were issued under the Company’s 2000 Stock Option Plan and have an exercise price equal to €1.58, the closing price of the Company’s ordinary shares on the Frankfurt Stock Exchange on that date. Approximately 1.0 million of these stock options had been issued as of June 2003. On June 24, 2003, approximately 0.5 million stock options were issued to the Company’s board of directors. These options were issued under the Company’s 2000 Stock Option Plan and have an exercise price equal to €2.40, the closing price of the Company’s ordinary shares on the Frankfurt Stock Exchange on that date.

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
Net (loss) income:	$(38,568)	$428	$(99,188)	$3,050
Pro forma adjustment	(519)	(872)	(1,037)	(1,950)

Pro forma net (loss) income	$(39,087)	$(444)	$(100,225)	$1,100

Basic net (loss) income per share:
As reported	$(8.78)	$0.01	$(22.58)	$0.07
Pro forma	$(8.90)	$(0.01)	$(22.81)	$0.03

Diluted net (loss) income per share:
As reported	$(8.78)	$0.01	$(22.58)	$0.07
Pro forma	$(8.90)	$(0.01)	$(22.81)	$0.02

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the accounting and disclosure requirements of FIN 45, which resulted in no material impact on our financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The Company is currently assessing the impact that the Interpretation will have on its consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not anticipate SFAS 150 to have a material effect on our financial statements.

2.    DEBT

Debt Restructuring

On March 8, 2000, the Company issued 10 5/8% senior subordinated notes (“Senior Subordinated Notes”) in the principal amount of €200.0 million. The Company did not make the interest payment of approximately €10.625 million, or approximately $11.1 million (based on exchange rates at December 31, 2002), due on March 15, 2002, with respect to the Senior Subordinated Notes. IFCO Systems took this step in light of the commencement of discussions with its noteholders concerning a consensual reorganization of the Company’s balance sheet to reduce its debt and interest burdens. The Company also did not make the interest payment of €10.625 million due on September 15, 2002.

In September 2002, the Company signed a definitive restructuring agreement with noteholders representing nearly 99% of the Senior Subordinated Notes and with the Schoeller Group entities. Pursuant to the agreement, consenting noteholders would exchange their Senior Subordinated Notes for ordinary shares in the Company initially representing 90% of the Company’s issued and outstanding ordinary shares immediately after the restructuring.

As part of the restructuring, consenting noteholders also agreed to remove most of the restrictive covenants applicable to any remaining Senior Subordinated Notes. On December 31, 2002, the Company confirmed the effective date of the restructuring of the Senior Subordinated Notes and issued approximately 39.1 million new ordinary shares to the consenting noteholders who had tendered their Senior Subordinated Notes by that date for surrender to the Company in exchange for the new shares. The remaining consenting noteholders had an additional ten-week period in which to tender their Senior Subordinated Notes for surrender. On March 11, 2003, the Company issued the remaining balance of the new ordinary shares, approximately 0.4 million shares, such that the consenting noteholders who tendered their Senior Subordinated Notes held approximately 90% of the issued and outstanding ordinary shares of the Company immediately following the restructuring. On April 8, 2003, the Company reduced the nominal value of its ordinary shares from €0.10 to €0.01 per share.

With the completion of the restructuring, the Company still has €2.3 million, approximately $2.7 million (based on exchange rates as of June 30, 2003), in principal amount of the Senior Subordinated Notes outstanding. On March 13, 2003, the Company made a payment of approximately $0.4 million to the trustee of the Senior Subordinated Notes representing all interest due on March 15, 2002, September 15, 2002, and March 15, 2003, together with default interest on the past due interest amounts, with respect to the Senior Subordinated Notes that remain outstanding. This payment brought the Company into compliance with the terms of the Indenture governing the Senior Subordinated Notes, as modified in connection with the restructuring.

As of December 31, 2002, each of the Company’s pre-restructuring shareholders were issued an aggregate of approximately 4.4 million warrants to acquire additional ordinary shares, which together with the ordinary shares owned immediately prior to the completion of the restructuring, may represent up to 35% of the Company’s post-restructuring share capital on a fully-diluted basis (before giving effect to the provision for the issuance of ordinary shares representing 5% of the issued ordinary share capital for a management share incentive plan and to any other dilution as a result of further possible equity issuances). The number of ordinary shares that may be issued upon exercise of each issued warrant is dependent on the future performance of the Company and is based on the equity valuation of the Company on October 31, 2005. The warrants may only be exercised for a period of 30 days following the final determination of the Company’s equity value and have an exercise price equal to the par value of the Company’s ordinary shares.

As part of the restructuring of the Senior Subordinated Notes, the Company also restructured an unsecured seller note which had an outstanding principal balance of $4.8 million as of December 30, 2002. Pursuant to the terms of the settlement agreement, the Company delivered a new subordinated note to the holder in the amount of $0.5 million and paid $0.5 million in cash to the holder on December 31, 2002. The original subordinated note was canceled at that time. The new note bears interest at the rate of 9% per annum. There will be no payments of principal or interest due until the full principal amount and all accrued interest are finally due and payable on October 31, 2005.

Restructured Senior Credit Facility

Effective December 31, 2002, IFCO Systems, IFCO North America, and its senior lenders entered into the Third Amended and Restated Credit Agreement (the “Restructured Senior Credit Facility”). Although the Restructured Senior Credit Facility became effective immediately following the issuance of the shares issued in connection with the restructuring of the Senior Subordinated Notes on December 31, 2002, certain provisions were retroactively made effective as of October 1, 2002, in particular those relating to interest and certain financial covenants. The Restructured Senior Credit Facility provides for borrowings of up to $115.1 million that consist of (1) a term loan in an aggregate principal amount of up to approximately $23.6 million (the “Restructured Term Loan”) and (2) a revolving credit facility providing revolving loans to IFCO North America of $88.0 million to be increased by (a) $1.5 million on April 1, 2003 (b) $1.0 million on July 1, 2003 and (c) $1.0 million on October 1, 2003, which includes letter of credit availability of up to $25.0 million (the “Restructured Revolver,” and, together with the “Restructured Term Loan,” the “Restructured Loans”).

The Restructured Term Loan will be payable on the last day of each calendar quarter as follows: (1) $1.0 million, second quarter of 2003, which was paid on June 30, 2003, (2) $2.0 million, each quarter starting from the third quarter of 2003 through and including the third quarter of 2004, and (3) the outstanding principal balance, fourth quarter of 2004, i.e., December 31, 2004. The maturity date for the Restructured Revolver is also December 31, 2004.

There was $87.8 million outstanding under the Restructured Senior Credit Facility as of June 30, 2003, including $22.7 million under the Amended Term Loan and $65.1 million under the Amended Revolver. In addition, there were commitments for outstanding letters of credit provided for under the Restructured Senior Credit Facility in the amount of $17.5 million as of June 30, 2003.

IFCO North America’s borrowings under the Restructured Revolver may not exceed the borrowing base, which is calculated based upon 85% of the Company’s eligible accounts receivable, 60% of the Company’s eligible inventory, and 25% of the Company’s eligible RPCs, plus an additional availability in an amount equal to $22.5 million. The Company had $16.1 million in available borrowings under the Restructured Senior Credit Facility as of August 8, 2003.

The Restructured Loans will bear interest at the rates and during the time periods set forth below:

•	October 1, 2002 through June 30, 2003: pay rate equal to the higher of (i) the Bank One NA prime rate and (ii) the Federal Funds effective rate plus .50% (the “Base Rate”); with additional interest accrual at 6% per annum, payable at maturity;

•	July 1, 2003 through September 30, 2003: pay rate equal to the Base Rate plus 1% per annum; with additional interest accrual at 5% per annum, payable at maturity;

•	October 1, 2003 through December 31, 2003: pay rate equal to the Base Rate plus 2% per annum; with additional interest accrual at 4% per annum, payable at maturity;

•	January 1, 2004 through March 31, 2004: pay rate equal to LIBOR plus 4% per annum or the Base Rate plus 3.0% per annum; with additional interest accrual at 5% per annum, payable at maturity;

•	April 1, 2004 through June 30, 2004: pay rate equal to LIBOR plus 4.5% per annum or the Base Rate plus 3.5% per annum; with additional interest accrual at 5% per annum, payable at maturity;

•	July 1, 2004 through September 30, 2004: pay rate equal to LIBOR plus 5% per annum or the Base Rate plus 4.0% per annum; with additional interest accrual at 5% per annum, payable at maturity; and

•	October 1, 2004 through December 31, 2004: pay rate equal to LIBOR plus 5.5% per annum or the Base Rate plus 4.5% per annum; with additional interest accrual at 5% per annum, payable at maturity.

As the Company has determined that the additional interest that accrues in addition to the Base Rate interest under the Restructured Senior Credit Facility will likely be paid at maturity, the Company has accrued the applicable additional interest totaling approximately $2.6 million during the six months ended June 30, 2003. The Restructured Senior Credit Facility contains significant incentives for the early repayment of the Restructured Loans that will vary depending on the date of repayments, including forgiveness of varying amounts of unpaid additional interest and fees.

The Restructured Senior Credit Facility requires a first priority perfected security interest in the capital stock of the direct and indirect subsidiaries of IFCO North America and IFCO Systems and in all present and future assets and properties of IFCO Systems, IFCO North America, the other IFCO entities and their respective subsidiaries. It also requires a segregated account into which beginning on April 1, 2004 and continuing on the first day of each month thereafter, IFCO North America will deposit $1.0 million. The Company will not have access to any of the deposited funds into a segregated account in the event the Restructured Loans are not repaid prior to April 1, 2004.

The Restructured Senior Credit Facility contains a number of covenants that, among other things, limit the Company’s ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, and otherwise restrict certain corporate activities. In addition, the Company and its subsidiaries are required to comply with specified ratios and tests, including an interest coverage ratio, a leverage ratio and minimum free cash flow test each based on Consolidated EBITDA, an average crate deposit liability test, and an aggregate European transportation costs test. As of June 30, 2003, the Company was in compliance with all Restructured Senior Credit Facility covenants.

Capital Lease Obligations

The Company has entered into leases with unaffiliated third parties principally for RPCs in Europe that are accounted for as capital leases. The RPC capital leases are part of sale-leaseback transactions in which the Company has sold the RPCs to third parties, which then leases them back to the Company. The RPC capital leases cover approximately 7.7 million RPCs as of June 30, 2003. Upon termination of a lease, the RPCs are repurchased by the Company.

3.    DISCONTINUED OPERATIONS

In February 2002, the Company completed the sale of substantially all the assets of the industrial container services operations. The proceeds of the sale paid at the closing were $45.0 million, including $41.5 million in cash and $3.5 million in buyer promissory notes. After funding the cash portion of an escrow required as part of the sale and other settlement and transaction costs of $2.7 million, we received net cash proceeds of $36.8 million, which were applied to pay down the Company’s senior credit facility. The results of operations for the industrial container services business for the three months ended March 31, 2002 were recorded against the accrual for operating losses.

The Company continues to own the Acme Barrel facility in Chicago, Illinois, through a separate subsidiary, following the closing of the asset sale. During December 2002, the Acme Barrel facility ceased operations. The buyer of the Company’s industrial container services operations must take title to the Acme Barrel real property and the facility’s other assets before August 25, 2003 or sell the real property to a third party before that date. The buyer is contractually obligated in the purchase agreement to reimburse the Company for expenses incurred in connection with any environmental remediation required for the Acme Barrel property to be in compliance with applicable environmental laws.

During the three months ended March 31, 2003, the Company reduced the accrual for discontinued operating losses by $1.4 million to reflect revisions in estimates related to the Company’s accrual for certain liabilities assumed in connection with the sale of the industrial container services operations in February 2002.

Two lawsuits were recently filed against the Company and certain subsidiaries in Illinois state court based upon alleged discharges of contaminants, toxic substances, and chemicals from the Acme Barrel facility in Chicago, Illinois on or before mid-2001. The first of the suits was filed in May 2003 by approximately 300 plaintiffs, individually and on behalf of a putative class of individuals alleged to have been exposed to releases from the facility. In addition to claims of bodily injury, the suit includes wrongful death claims. The second of the lawsuits, filed in June 2003, is a wrongful death action alleging the cause of death as exposure to releases from the facility based on the decedent’s employment in a building across the street from the facility. Each of the lawsuits also names a number of former customers of the Acme Barrel facility as defendants, as well as the buyer of the Company’s industrial container services business. The plaintiffs in each lawsuit seek unspecified damages. Management is in the process of evaluating the claims represented by the lawsuits and intends to vigorously defend against these claims. The Company has notified its insurer of these claims. The Company’s insurer has agreed to defend certain North American holding companies, but has not agreed to defend Acme Barrel or any other current or former subsidiary of the Company. $1.0 million was accrued during the three months ended June 30, 2003 based on management’s best current estimate of the uninsured legal costs and other costs which may be required in defending these lawsuits. The Company may be exposed to additional costs relating to these lawsuits, which are not currently estimable.

4.    NET (LOSS) INCOME PER SHARE

Net (loss) income per share – basic was computed using the weighted average number of shares outstanding for the periods presented. The effect of certain unexercised stock options determined under the treasury method was dilutive and therefore considered in the calculation of fully diluted net income per share for the three and six months June 30, 2003. Options to purchase approximately 473,000 ordinary shares were outstanding during the three and six months ended June 30, 2003, but were not included in the computation of diluted net (loss) income per share because the options’ exercise price was greater than the average market price of the ordinary shares at June 30, 2003. All unexercised stock options were anti-dilutive during the three and six months ended June 30, 2002.

5.    FOREIGN CURRENCY LOSS

Our foreign currency loss during the three and six months ended June 30, 2002 is principally the result of changes in the exchange rates between the U.S. dollar and the euro and the related effect on certain of the Company’s intercompany notes. The Company completed a restructuring of its intra-group debt during 2002 and early 2003, which has reduced the impact that foreign currency variances have on the Company’s results of operations during 2003.

6.    SEGMENT DATA

The Company’s operations are conducted in three reportable operating business segments: RPCs, Pallet Services, and Pallet Pooling. The following table presents financial segment information (dollars in thousands) not separately presented in the condensed consolidated statements of operations for the Company for the three and six months ended June 30, 2002 and 2003. The corporate expenses for the six months ended June 30, 2002 and June 30, 2003 include approximately $0.3 million and $0.4 million, respectively, in costs related to certain of the financial restructuring activities we completed during these periods. These costs are shown as financing related restructuring costs in the accompanying condensed consolidated financial statements.

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
Gross Profit:
—RPCs	$2,428	$8,678	$6,947	$15,425
—Pallet services	8,232	7,130	15,800	14,169
—Pallet pooling	1,251	828	1,618	1,641

	$11,911	$16,636	$24,365	$31,235
Income from operations:
—RPCs	$(1,405)	$3,771	$(1,002)	$6,355
—Pallet services	4,042	3,784	7,178	7,603
—Pallet pooling	114	(160)	(734)	(298)
—Corporate expenses	(1,234)	(1,352)	(2,232)	(2,657)

	$1,517	$6,043	$3,210	$11,003

IFCO Systems N.V.

Report of Management

For the Three and Six Months Ended June 30, 2003

Operating Results

The following table (dollars in thousands) sets forth selected financial data for the three and six months ended June 30, 2003 compared to comparative data for the three and six months ended June 30, 2002.

Functional currencies in our non U.S. markets have been converted to U.S. dollars at the weighted average exchange rate during each period presented. The effect of these fluctuations in exchange rates have affected the comparison of the results of operations between periods and are noted in the discussion below.

This Report of Management contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to our future economic performance, plans and objectives for future operations, and projections of revenue and other financial items that are based on our beliefs as well as assumptions made by and information currently available to us. Actual results could differ materially from those currently anticipated as a result of a number of factors, including those listed in “Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2002		2003		2002		2003
Revenues:
—RPCs	$34,455	35.6%	$44,265	42.0%	$69,980	36.4%	$86,155	41.8%
—Pallet services	57,321	59.2	56,655	53.7	110,410	57.5	111,261	53.9
—Pallet pooling	5,033	5.2	4,533	4.3	8,988	4.7	8,885	4.3
—Related party RPC granulate sales	–	–	–	–	2,686	1.4	–	–

	96,809	100.0	105,453	100.0	192,064	100.0	206,301	100.0
Cost of sales:
—RPCs	32,027	33.1	35,587	33.7	63,033	32.8	70,730	34.3
—Pallet services	49,089	50.7	49,525	47.0	94,610	49.3	97,092	47.1
—Pallet pooling	3,782	3.9	3,705	3.5	7,370	3.8	7,244	3.5
—Related party RPC granulate cost of sales	–	–	–	–	2,686	1.4	–	–

	84,898	87.7	88,817	84.2	167,699	87.3	175,066	84.9

Total gross profit	11,911	12.3	16,636	15.8	24,365	12.7	31,235	15.1
Selling, general and administrative expenses	10,566	10.9	10,404	9.9	21,430	11.2	19,600	9.5
Financing related restructuring costs	335	0.3	–	0.0	335	0.2	363	0.2
Amortization of other assets	314	0.3	266	0.3	587	0.3	529	0.3
Other operating income, net	(821)	(0.8)	(77)	(0.1)	(1,197)	(0.6)	(260)	(0.1)

Income from operations	1,517	1.6	6,043	5.7	3,210	1.7	11,003	5.3
Net interest costs	(8,535)	(8.8)	(3,684)	(3.5)	(17,142)	(8.9)	(7,213)	(3.5)
Factoring charges	(298)	(0.3)	(33)	–	(649)	(0.3)	(77)	–
Foreign currency loss	(31,156)	(32.2)	(779)	(0.7)	(26,759)	(13.9)	(824)	(0.4)
Other expense, net	(78)	(0.1)	(31)	–	(129)	(0.1)	(167)	(0.1)
Income tax provision	(18)	–	(88)	(0.1)	(29)	–	(31)	–

(Loss) income from continuing operations before cumulative effect of changes in accounting principle	(38,568)	(39.8)	1,428	1.4	(41,498)	(21.6)	2,691	1.3
(Loss) income from discontinued operations	–	–	(1,000)	(0.9)	–	–	359	0.2
Cumulative effect of change in accounting principle	–	–	–	–	(57,690)	(30.0)	–	–

Net (loss) income	$(38,568)	(39.8)%	$428	0.4%	$(99,188)	(51.6)%	$3,050	1.5%

Revenues

Consolidated revenues increased $8.6 million, or 8.9%, to $105.5 million for the three months ended June 30, 2003 from $96.8 million for the three months ended June 30, 2002. Consolidated revenues increased $14.2 million, or 7.4%, to $206.3 million for the six months ended June 30, 2003 from $192.1 million for the six months ended June 30, 2002. Excluding revenues from sales of granulate from reported revenues, consolidated revenues increased $16.9 million, or 8.9%, to $206.3 million for the six months ended June 30, 2003 from $189.4 million for the six months ended June 30, 2002. Excluding the effect of changes in Company’s functional currency rates relative to the Company’s reporting currency, consolidated revenues excluding sales of granulate increased 1.2% during each of the three and six months ended June 30, 2003 from the three and six months ended June 30, 2002.

RPC Operations.    Net revenues from RPC operations increased $9.8 million, or 28.5%, to $44.3 million for the three months ended June 30, 2003 compared to $34.5 million for the three months ended June 30, 2002. Net revenues from RPC operations increased $13.5 million, or 18.6%, to $86.2 million for the six months ended June 30, 2003 compared to $72.7 million for the six months ended June 30, 2002. Revenues for the six months ended June 30, 2002 include related party granulate sales of $2.7 million. Related party RPC granulate sales was the result of the sales of broken RPCs to Schoeller Wavin Systems AG (“SWS”), the Company’s related party supplier of RPCs, which uses the RPC granulate in the RPC manufacturing process. In connection with the RPC replacement and upgrade program entered into in April 2002, granulate is no longer sold to SWS for a guaranteed repurchase price and, therefore, was no longer included in revenues beginning with the second quarter of 2002. Instead, the Company now transfers old RPCs to SWS and only pays for production costs and other incidental acquisition costs for the new generation RPCs. Excluding revenues from sales of granulate from consolidated revenues, consolidated revenues increased $16.2 million, or 23.1%, to $86.2 million for the six months ended June 30, 2003 from $70.0 million for the six months ended June 30, 2002. Excluding the effect of changes in the Company’s functional currency rates relative to the Company’s reporting currency, revenues excluding sales of granulate increased 7.1% and 2.9% during the three and six months ended June 30, 2003, respectively, from the three and six months ended June 30, 2002. The number of trips in the RPC business segment increased by 5.4% to approximately 120.1 million for the six months ended June 30, 2003 from 113.9 million trips for the six months ended June 30, 2002. The increase in revenues and in trips during the six months ended June 30, 2003 are the result of strong development in trip volume in all European markets, while the Company’s RPC US trip volume was behind expectations.

Pallet Services Operations.    Pallet services revenues decreased $0.6 million, or 1.2%, to $56.7 million for the three months ended June 30, 2003 from $57.3 million for the three months ended June 30, 2002. Pallet services revenues increased $0.9 million, or 0.8%, to $111.3 million for the six months ended June 30, 2003 from $110.4 million for the six months ended June 30, 2002. The Pallet Services division has experienced continued development of the Company’s national sales program, offset by lower revenues from the Company’s custom crating business in the three months ended June 30, 2003 The Company’s national sales program focuses on the development of accounts with more complex geographic and functional infrastructures, where the Company believes it can provide a unique offering.

Pallet Pooling Operations.    Revenues for pallet pooling operations decreased $0.5 million, or 9.9%, to $4.5 million for the three months ended June 30, 2003 from $5.0 million for the three months ended June 30, 2002. Revenues for pallet pooling operations decreased $0.1 million, or 1.1%, to $8.9 million for the six months ended June 30, 2003 from $9.0 million for the six months ended June 30, 2002.

Cost of Sales and Gross Profit

Consolidated cost of sales increased $3.9 million, or 4.6%, to $88.8 million for the three months ended June 30, 2003 compared from $84.9 million for the three months ended June 30, 2002. Consolidated cost of sales increased $7.4 million, or 4.4%, to $175.1 million for the six months ended June 30, 2003 compared from $167.7 million for the six months ended June 30, 2002. Gross profit as a percentage of revenues increased to 15.8% and 15.1% for the three and six months ended June 30, 2003, respectively, from 12.3% and 12.7% for the three and six months ended June 30, 2002, respectively. Excluding the effect of changes in Company’s functional currency rates relative to the Company’s reporting currency, consolidated gross margin as a percentage of continuing revenues increased to 15.8% and 15.1% during the three and six months ended June 30, 2003, respectively, from 11.8% and 12.6% for the three and six months ended June 30, 2002, respectively.

RPC Operations.    Excluding cost of sales from sales of granulate, cost of sales increased by $3.6 million, or 11.1%, to $35.6 million for the three months ended June 30, 2003 compared to $32.0 million for the three months ended June 30, 2002. Excluding cost of sales from sales of granulate, cost of sales increased by $7.7 million, or 12.2%, to $70.7 million for the six months ended June 30, 2003 compared to $63.0 million for the six months ended June 30, 2002. Gross profit as a percentage of related revenues increased to 19.6% and 17.9% for the three and six months ended June 30, 2003, respectively, from 7.0% and 9.9% for the three and six months ended June 30, 2002, respectively. Excluding the effect of changes in the Company’s functional currency rates relative to the Company’s reporting currency, gross margin as a percentage of continuing revenues increased to 19.6% and 17.9% during the three and six months ended June 30, 2003, respectively, from 6.6% and 9.7% for the three and six months ended June 30, 2002, respectively. The improvement in gross profit as a percentage of related revenues is a result of higher trip volumes creating increased scale efficiencies and the effect of cost savings initiatives related to washing and logistic expenses.

Pallet Services Operations.    Cost of sales increased $0.4 million, or 0.9%, to $49.5 million for the three months ended June 30, 2003 compared to $49.1 million for the three months ended June 30, 2002. Cost of sales increased $2.5 million, or 2.6%, to $97.1 million for the six months ended June 30, 2003 compared to $94.6 million for the six months ended June 30, 2002. Gross profit as a percentage of related revenues decreased to 12.6% and 12.7% for the three and six months ended June 30, 2003 from 14.4% and 14.3% for the three and six months ended June 30, 2002. The decrease in gross profit percentage is a result of higher materials costs in the Company’s custom crating division and higher transportation and fuel costs in the Pallet Services segment.

Pallet Pooling Operations.    Cost of sales decreased $0.1 million, or 2.0%, to $3.7 million for the three months ended June 30, 2003 compared to $3.8 million for the three months ended June 30, 2002. Cost of sales decreased $0.1 million, or 1.7%, to $7.2 million for the six months ended June 30, 2003 compared to $7.4 million for the six months ended June 30, 2002. Gross profit as a percentage of related revenues decreased from 24.9% in the three months ended June 30, 2002 to 18.3% for the three months ended June 30, 2003. Gross profit as a percentage of related revenues increased from 18.0% in the six months ended June 30, 2002 to 18.5% for the six months ended June 30, 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $0.2 million, or 1.5%, to $10.4 million for the three months ended June 30, 2003 compared to $10.6 million for the three months ended June 30, 2002. Selling, general and administrative expenses decreased $1.8 million, or 8.5%, to $19.6 million for the six months ended June 30, 2003 compared to $21.4 million for the six months ended June 30, 2002. Excluding the effect of changes in Company’s functional currency rates relative to the Company’s reporting currency, selling, general and administrative expenses decreased 11.4% and 17.2% during the three and six months ended June 30, 2003, respectively, from the three and six months ended June 30, 2002. Selling, general and administrative expenses decreased as a percent of related revenues to 9.9% and 9.5% for the three and six months ended June 30, 2003, respectively, from 10.9% and 11.2% for the three and six months ended June 30, 2002, respectively. These decreases reflect the effect of lower administrative headcounts, lower professional fees, lower bad debt expense, and continuing aggressive management of all administrative expenses.

Other Items

Financing Related Restructuring Costs.    We expensed costs totaling approximately $0.3 million during the three months ended June 30, 2002 and approximately $0.4 million during the three months ended March 31, 2003, which related to certain of the financial restructuring activities we completed in the three months ended March 31, 2003.

Net Interest Expense.    Our interest expense decreased by $4.8 million, or 56.8%, to $3.7 million for the three months ended June 30, 2003 compared to $8.5 million for the three months ended June 30, 2002 and decreased by $9.9 million, or 57.9%, to $7.2 million for the six months ended June 30, 2003 compared to $17.1 million for the six months ended June 30, 2002. The majority of this decrease is the result of the retirement of approximately 99% of our Senior Subordinated Notes. See Note 2 to condensed consolidated financial statements. As the Company has determined that the additional interest that accrues in addition to the Base Rate interest under the Restructured Senior Credit Facility will likely be paid at maturity, the Company has accrued the applicable additional interest totaling approximately $1.3 million and $2.6 million during the three and six months ended June 30, 2003. The Restructured Senior Credit Facility contains significant incentives for the early repayment of the Restructured Loans that will vary depending on the date of repayments, including forgiveness of varying amounts of unpaid additional interest and fees.

Foreign Currency Loss.    Our foreign currency loss was $31.2 million and $26.8 million during the three and six months ended June 30, 2002. This primarily non-cash gain was recorded based on the change in the exchange rates between the U.S. dollar and the euro and the related effect on certain of the Company’s intercompany notes. The Company completed a restructuring of its intra-group debt during 2002 and early 2003, which has eliminated much of the impact that foreign currency variances have on the Company’s results of operations during 2003.

Income from Discontinued Operations.    During the three months ended March 31, 2003, the Company reduced the accrual for operating losses by $1.4 million to reflect revisions in estimates related to the Company’s accrual for certain liabilities assumed in connection with the sale of the industrial container services operations in February 2002.

Two lawsuits were recently filed against the Company and certain subsidiaries in Illinois state court based upon alleged discharges of contaminants, toxic substances, and chemicals from the Acme Barrel facility in Chicago, Illinois on or before mid-2001. The first of the suits was filed in May 2003 by approximately 300 plaintiffs, individually and on behalf of a putative class of individuals alleged to have been exposed to releases from the facility. In addition to claims of bodily injury, the suit includes wrongful death claims. The second of the lawsuits, filed in June 2003, is a wrongful death action alleging the cause of death as exposure to releases from the facility based on the decedent’s employment in a building across the street from the facility. Each of the lawsuits also names a number of former customers of the Acme Barrel facility as defendants, as well as the buyer of the Company’s industrial container services business. The plaintiffs in each lawsuit seek unspecified damages. Management is in the process of evaluating the claims represented by the lawsuits and intends to vigorously defend against these claims. The Company has notified its insurer of these claims. The Company’s insurer has agreed to defend certain North American holding companies, but has not agreed to defend Acme Barrel or any other current or former subsidiary of the Company. $1.0 million was accrued during the three months ended June 30, 2003 based on management’s best current estimate of the uninsured legal costs and other costs which may be required in defending these lawsuits. The Company may be exposed to additional costs relating to these lawsuits, which are not currently estimable.

Net (Loss) Income

As a result of the foregoing, the Company’s net result improved from a loss of $38.6 million and $99.2 million for the three and six months ended June 30, 2002, respectively, to income of $0.4 million and $3.1 million for the three and six months ended June 30, 2003, respectively.

Impact of Inflation

The results of our operations for the periods discussed have not been materially affected by inflation.

Cash Flow

Our sources of cash, to the extent they originate in different countries where we operate, are not restricted as to their movement from country to country.

Operating activities provided $13.8 million in cash for the six months ended June 30, 2003 compared to $6.8 million for the six months ended June 30, 2002. Our working capital used a total of approximately $5.8 million in cash during the six months ended June 30, 2003, principally as a result of increases in accounts receivable in our RPC division, as a result of strong sequential revenue gains. Included in other current assets in the accompanying condensed consolidated balance sheet as of June 30, 2003 is approximately $3.4 million in cash and cash equivalents relates to prepaid funding of anticipated future workers compensation liabilities.

Net cash used by investing activities was $13.1 million for the six months ended June 30, 2003, compared to a source of cash of $29.8 million for the six months ended June 30, 2002. The principal source of cash provided by investing activities during the six months ended June 30, 2002 was the net proceeds from the sale of the industrial container services operations in February 2002. The Company’s capital expenditures increased by 39.1% to $13.1 million for the six months ended June 30, 2003 from $9.4 million for the six months ended June 30, 2002, as a result of the accelerating rollout of the RPC upgrade program in Europe.

Net cash used in financing activities decreased to $7.8 million for the six months ended June 30, 2003 from $29.5 million for the six months ended June 30, 2002. The Company used a significant portion of the proceeds from the sale of the industrial container operations division to reduce its liabilities under its senior credit facility during the three months ended June 30, 2002. The Company has reduced its total debt levels, including capital lease obligations, by approximately $10.4 million during the six months ended June 30, 2003, to $114.1 million. See Notes 2 and 3 to condensed consolidated financial statements.

As a result of the foregoing, cash and cash equivalents decreased $5.9 million to $10.9 million at June 30, 2003, from $16.9 million at December 31, 2002.

Liquidity

Although we successfully completed the restructuring of the Senior Subordinated Notes and completed the Restructured Senior Credit Facility, we currently have limited availability to sources of additional capital. Our sources of cash liquidity include cash from operations and amounts available under the Restructured Senior Credit Facility. As of August 8, 2003, our liquidity was $16.1 million. We believe that these sources are sufficient to finance our capital and operational requirements.

We are pursuing additional debt and equity financing. We cannot, however, assure you that we will be able to obtain additional financing, that any additional financing will be on terms that are as favorable to us as our existing debt, or that sufficient cash will be provided by operations. If we fail to obtain additional financing, if we fail to obtain any new financing on terms that are materially less favorable than those of our existing debt, or if sufficient cash is not provided by operations, any of these occurrences, or any combination of them, could have a material adverse effect on our results of operations and financial condition. Also see Note 2 to condensed consolidated financial statements.

Financial Risk

The functional currency of the Company’s European operations and the parent company is the euro. The Company’s reporting currency is the U.S. dollar. Accordingly, our results of operations will be affected during those periods where there is significant fluctuation in the exchange ratio between the euro and the U.S. dollar.

The Company has entered into a contract with its supplier of RPCs in Europe and in North America. This contract protects the Company against significant increases in the cost of granulate, the primary ingredient used in the manufacture of RPCs to the extent we recycle existing RPCs for new generation RPCs. To the extent we instead purchase new generation RPCs made from new, virgin material, we will be exposed to increases in the cost of new granulate.

The Company’s pallet services segment in North America is subject to cost fluctuations of used pallets and created by the relationship between the supply and demand of these materials. Such cost fluctuations in the past have either had no material effect on the results of operations or have been passed on to our customers through price changes.

Employees

The Company employed 3,045 people as of June 30, 2003, compared to 3,202 as of June 30, 2002.

Directors and Senior Management

Our directors and senior management are as follows:

Name	Position
Christoph Schoeller	Chairman and Director B

Karl Pohler	Chief Executive Officer and Director A

Jeremy Brade	Director C

Antonius C.M. Heijmen	Director C

Sam W. Humphreys	Director B

Richard J. Moon	Director C

Eckhard Pfeiffer	Director B

Michael W. Nimtsch	Senior Executive Vice President and Chief Financial Officer

Wolfgang Orgeldinger	Chief Operating Officer

David Russell	President, IFCO North America

SIGNATURE

The Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 12, 2003.

IFCO SYSTEMS N.V.

By:	/s/ Michael W. Nimtsch
MichaelW. Nimtsch Senior Executive Vice President and Chief Financial Officer

Appendix B

Adhoc Release

FOR IMMEDIATE RELEASE

Date: August 12, 2003

Frankfurt: (IFE1)

IFCO Systems N.V. Announces Second Quarter and YTD 2003 Results

Continuing revenues grew by 1.2% to $105.5 million for Q2 2003 compared to comparable 2002 periods.

Adjusted EBITDA increased by 16.8% to $14.4 million for Q2 2003 compared to comparable 2002 periods.

Adjusted EBIT improved by $4.9 million to $6.0 million in Q2 2003 compared to comparable 2002 periods.

YTD 2003 US GAAP net result of $3.1 million, or $0.07 income per share.

Note: Significant exchange rate volatility has existed since Q1 2002 between the Euro, the U.S. dollar, and the Canadian dollar, which are our primary functional currencies. Accordingly, unless otherwise indicated, any references to Q2 2002 or YTD 2002 figures have been translated to U.S. dollars using applicable 2003 currency exchange rates.

Continuing revenues, as mentioned above, which exclude granulate sales, grew 1.2% to $105.5 million in Q2 2003 from $104.3 million in Q2 2002. Following a new RPC supply agreement (effective April 2002), granulate sales, which were $2.7 million during Q1 2002, are now excluded from the Company’s revenues.

Total Adjusted EBITDA increased by 16.8% to $14.4 million in Q2 2003 from $12.3 million in Q2 2002. The related margin as a percentage of continuing revenues increased by 1.8 percentage points to 13.6% in Q2 2003 from 11.8% in Q2 2002.

The net result for Q2 2003 increased to $0.4 million, or $0.01 per share, after a loss of $38.6 million in Q2 2002. Hence the net result for YTD 2003 sums up to $3.1 million or $0.07 per share. The Q2 2003 result includes an accrual of $1.0 million based on our best current estimate of the legal and other costs which maybe required to pay in defending two lawsuits that have recently been filed against IFCO and certain of our subsidiaries based upon alleged emissions of toxic substances from an industrial container reconditioning facility.

The Company has reduced its total debt levels, including capital lease obligations, by approximately $10.3 million during the six months ended June 30, 2003, to $114.1 million. Liquidity, which is defined as cash and cash equivalents on hand plus available borrowings, as of August 8, was $16.1 million.

Appendix C

Press release

FOR IMMEDIATE RELEASE

Date: August 12, 2003

Frankfurt: (IFE1)

IFCO Systems N.V. Announces Second Quarter and YTD 2003 Results

Continued improvements in profitability despite unstable economic environment

•	Continuing revenues grew by 1.2% to $105.5 million for Q2 2003 and by 1.2% to $206.3 million for YTD 2003 compared to comparable 2002 periods.
•	Adjusted EBITDA increased by 16.8% to $14.4 million for Q2 2003 and by 20.5% to $27.3 million for YTD 2003 compared to comparable 2002 periods.
•	Adjusted EBIT improved by $4.9 million to $6.0 million in Q2 2003 and by $8.6 million to $11.2 million YTD 2003 compared to comparable 2002 periods.
•	YTD 2003 US GAAP net result of $3.1 million, or $0.07 income per share.
•	YTD 2003 US GAAP operating cash flows increased 104.4% over YTD 2002 to $13.8 million

Note: Significant exchange rate volatility has existed since Q1 2002 between the Euro, the U.S. dollar, and the Canadian dollar, which are our primary functional currencies. Accordingly, unless otherwise indicated, any references to Q2 2002 or YTD 2002 figures have been translated to U.S. dollars using applicable 2003 currency exchange rates. See financial summary tables below for translation of our revenues and EBITDA from Q2 2002 and YTD 2002 using the Q2 2003 and YTD 2003 weighted average translation rates as applicable.

Revenues:    Continuing revenues, as mentioned above, which exclude granulate sales, grew 1.2% to $105.5 million in Q2 2003 from $104.3 million in Q2 2002. YTD revenues grew 1.2% to $206.3 million from $203.9 million in 2002. Following a new RPC supply agreement (effective April 2002), granulate sales, which were $2.7 million during Q1 2002, are now excluded from the Company’s revenues.

RPC revenues increased 7.1% to $44.3 million in Q2 2003 from $41.3 million in Q2 2002. YTD revenues increased 2.9% to $86.2 million in 2003 from $83.8 million in 2002. The RPC business segment made approximately 63.4 million and 55.2 million trips during Q2 2003 and Q2 2002, respectively, an increase of 14.9%. While our average trip price has remained nearly unchanged between Q2 02 and Q2 03, our reported revenue growth has lagged our relative trip development due to substantial deferrals of invoiced revenues, in accordance with our revenue recognition policy, as a result of significantly higher invoiced revenues during Q2 03 as compared to Q1 03. These deferred revenues will be recognized as revenue in the subsequent fiscal quarter. YTD trips increased 5.4% to 120.1 million in 2003 from 113.9 million in 2002. The increase in revenues and trips during Q2 2003 are the result of strong development in trip volume in all European markets, while our RPC US trip volume was behind expectations.

As a result of the ongoing RPC replacement and upgrade program, our global RPC pool level at June 30, 2003 decreased to 65.9 million RPCs from 66.6 million RPCs at March, 31, 2003.

Pallet Services revenues were $56.7 million in Q2 2003 compared to $57.3 million in Q2 2002, a decrease of 1.2%. YTD revenues were $111.3 million in 2003 compared to $110.4 million in 2002, an increase of $0.9 million, or 0.8%. The decrease in revenues were entirely caused by a decline of the

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company’s custom crating business, while the pallet recycling business has grown in line with GDP. The crating business suffered from a depressed demand in the lawn and garden business, which is the primary industry of our custom crating business services.

Adjusted EBITDA: Total Adjusted EBITDA (see definition and reconciliation to reported U.S. GAAP results below), increased by 16.8% to $14.4 million in Q2 2003 from $12.3 million in Q2 2002. YTD Adjusted EBITDA increased by 20.5% to $27.3 million in 2003 from $22.7 million in 2002. The related margin as a percentage of continuing revenues increased by 1.8 percentage points to 13.6% in Q2 2003 from 11.8% in Q2 2002 and increased by 2.2 percentage points to 13.3% for YTD 2003 from 11.1% YTD 2002.

RPC Adjusted EBITDA increased by 39.4% to $11.1 million in Q2 2003 from $8.0 million in Q2 2002. YTD Adjusted EBITDA increased by 27.2% to $20.4 million in 2003 from $16.1 million in 2002. The related margin as a percentage of revenues grew by 5.8 percentage points to 25.1% in Q2 2003 from 19.3% in Q2 2002 and by 4.5 percentage points to 23.7% for YTD 2003 from 19.2% for YTD 2002. The margin improvements resulted from strong trip volume related economies of scale in Europe, lower operating costs due to further logistics improvements, and continued aggressive management of SG&A costs.

Pallet Services Adjusted EBITDA decreased by 10.9% to $4.4 million in Q2 2003 from $4.9 million in Q2 2002. YTD Adjusted EBITDA decreased by 1.2% to $8.8 million in 2003 from $8.9 million in 2002. The related margin as a percentage of revenues also decreased to 7.7% in Q2 2003 (7.9% YTD 2003) from 8.6% in Q2 2002 (8.1% YTD 2002). The reduction of the Adjusted EBITDA was only caused by our custom crating business, due to reduced volume and unusually higher material costs for lumber, while the Adjusted EBITDA in pallet recycling business grew.

Gross Profit as a percentage of related revenues increased to 15.8% in Q2 2003 from 12.3% in Q2 2002. YTD gross profit as a percentage of related revenues increased to 15.1% in 2003 from 12.9% in 2002.

Selling, general and administrative costs declined to $10.4 million, or 9.9% of revenues in Q2 2003, compared to $11.7 million, or 11.3% of revenues, in Q2 2002. YTD 2003 costs declined to $19.6 million, or 9.5% of revenues, compared to $23.7 million, or 11.6% of revenues, for YTD 2002. These decreases reflect continuing aggressive management of all expenses categories.

Results of Discontinued Operations.    Two lawsuits have recently been filed against IFCO and certain of our subsidiaries based upon alleged emissions of toxic substances from an industrial container reconditioning facility in Chicago, Illinois formerly operated by our Chicago subsidiary. The Company has accrued $1.0 million during Q2 03 based on our best current estimate of the legal and other costs which we may be required to pay in defending these lawsuits. While the Company maintains its belief that its environmental insurance policy should be available to address claims under the lawsuits, thus far, the carrier has agreed to defend only certain of our North American holding companies under a reservation of rights. The Company may be exposed to additional costs relating to these lawsuits, which are not currently estimable.

Headcount:    The Company employed 3,045 personnel in its continuing operations at June 30, 2003, as compared to 3,202 personnel at June 30, 2002.

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Liquidity and Cash Flows:    The Company’s cash and cash equivalents decreased to $10.9 million as of June 30, 2003, from $16.9 million as of December 31, 2002. However, the Company has reduced its total debt levels, including capital lease obligations, by approximately $10.3 million during the six months ended June 30, 2003, to $114.1 million. Liquidity, which is defined as cash and cash equivalents on hand plus available borrowings, as of August 8, was $16.1 million.

Operating activities provided $13.8 million in cash during the first six months of 2003 compared to $6.8 million during the comparable period in 2002, an improvement of $7.1 million, or 104.4%. While operating cash flow before changes in operating assets and liabilities increased by $11.2 million to $19.7 million during 2003, working capital used a total of approximately $5.8 million in cash during the six months ended June 30, 2003. This increase in operating assets and liabilities for the first half of 2003 is principally the result of increased levels of accounts receivable due to the strong sequential development in our RPC revenues.

Net cash used by investing activities was $13.1 million for the first six months of 2003 compared to $29.8 million provided during the comparable period in 2002. This variance was primarily the result of the Company’s receipt of $36.8 million in cash from the sale of a discontinued business segment in Q1 2002. Capital expenditures increased 39.1% in 2003 to $13.1 million, compared to $9.4 million in 2002. This increase in capital expenditures is due to the accelerating rollout of the Company’s RPC upgrade program in Europe and is in line with management expectations.

Net cash used in financing activities was $7.8 million during the first six months of 2003 compared to $29.5 million used in financing activities during the comparable period in 2002. This variance was primarily the result of the paydown of approximately $36.8 million in debt in Q1 02 following the Company’s receipt of cash from the sale of a discontinued business segment, offset by significant borrowings earlier in Q1 2002.

Karl Pohler, IFCO Systems’ CEO, said: “While we have experienced relatively flat revenue development on a group level, we are happy to see continuous improvements in the Company’s profitability and are encouraged by the strong demand of our European RPC business. We are confident we will maintain this positive earnings trend during the remainder of 2003.”

The Second Quarterly Report 2003 will be filed with the Deutsche Börse AG and the SEC on or about August 12, 2003, and will be available on our homepage www.ifco.de or www.ifcosystems.com.

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Financial Summary Tables (USD in thousands):

	Q2 2002	Q2 2003	% Var	YTD 2002	YTD 2003	% Var
Statement of Operations Summary – US GAAP:
Revenues	96,809	105,453		192,064	206,301
Cost of sales	84,898	88,817		167,699	175,066

Gross margin	11,911	16,636		24,365	31,235
Selling, general and administrative expenses	10,566	10,404		21,430	19,600
Amortization of other assets	314	266		587	529
Other items	(486)	(77)		(862)	103

Operating income	1,517	6,043		3,210	11,003
Net interest costs	(8,535)	(3,684)		(17,142)	(7,213)
Foreign currency loss and other items	(31,550)	(931)		(27,566)	(1,099)

Net (loss) income from continuing operations	(38,568)	1,428		(41,498)	2,691
(Loss) income from discontinued operations	—	(1,000)		—	359
Cumulative effect of change in accounting principle	—	—		(57,690)	—

Net (loss) income	(38,568)	428		(99,188)	3,050

GAAP Segment Revenue:
RPC	34,455	44,265	28.5%	69,980	86,155	23.1%
Pallet services	57,321	56,655	(1.2)	110,410	111,261	0.8
Pallet pooling services	5,033	4,533	(9.9)	8,988	8,885	(1.1)

Total revenue excluding granulate sales	96,809	105,453	8.9	189,378	206,301	8.9
RPC granulate sales	—	—	NA	2,686	—	NA

Total revenue including granulate sales	96,809	105,453	8.9	192,064	206,301	7.4

Currency Adjusted Segment Revenue:
RPC	41,343	44,265	7.1%	83,757	86,155	2.9%
Pallet services	57,321	56,655	(1.2)	110,410	111,261	0.8
Pallet pooling services	5,588	4,533	(18.9)	9,755	8,885	(8.9)

Total revenue excluding granulate sales	104,252	105,453	1.2	203,922	206,301	1.2
RPC granulate sales	—	—	NA	3,287	—	NA

Total revenue including granulate sales	104,252	105,453	1.2	207,209	206,301	(0.4)

Adjusted EBITDA by Segment, without Currency Adjustment (1):

RPC, excluding granulate sales	6,659	11,128	67.1%	13,315	20,423	53.4%
Pallet services	4,908	4,375	(10.9)	8,919	8,810	(1.2)
Pallet pooling services	448	74	(83.5)	(23)	101	NA

Operational total	12,015	15,577	29.6	22,211	29,334	32.1
Corporate overhead	(877)	(1,214)	38.4	(1,866)	(1,996)	7.0

Adjusted EBITDA	11,138	14,363	29.0	20,345	27,338	34.4
RPC granulate sales	—	—	NA	2,686	—	NA

Adjusted EBITDA including granulate sales	11,138	14,363	29.0	23,031	27,338	18.7

(1)	Adjusted EBITDA is calculated by the Company as earnings before net interest costs, taxes, depreciation, amortization, plus other charges or credits which the Company believes are nonrecurring in nature. See reconciliation of net result to EBITDA below.

Adjusted EBITDA by Segment, with Currency Adjustment:
RPC, excluding granulate sales	7,983	11,128	39.4%	16,052	20,423	27.2%
Pallet services	4,908	4,375	(10.9)	8,919	8,810	(1.2)
Pallet pooling services	492	74	(85.0)		101	NA

Operational total	13,383	15,577	16.4	24,981	29,334	17.4
Corporate overhead	(1,085)	(1,214)	11.9	(2,296)	(1,996)	(13.1)

Adjusted EBITDA	12,298	14,363	16.8	22,685	27,338	20.5
RPC granulate sales	—	—	NA	3,287	—	NA

Adjusted EBITDA including granulate sales	12,298	14,363	16.8	25,972	27,338	5.3

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Consolidated Cash Flows:
Operating activities	13,145	16,233	6,756	13,812
Capital expenditures	(4,371)	(8,296)	(9,388)	(13,055)
Other investing activities	1,260	—	39,185	—
Financing activities	(5,750)	(6,665)	(29,461)	(7,827)
Exchange rate impact on cash	481	681	151	1,126

Change in cash	4,765	1,953	7,243	(5,944)

Reconciliation of U.S. GAAP Net (loss) Income to Adjusted EBITDA:
Net result	(38,568)	(85)	(99,188)	3,050
Net interest costs	8,535	3,684	17,142	7,213
Income tax provision	18	88	29	31
Depreciation from continuing operations	9,050	8,085	19,028	15,610
Financing related restructuring costs	335	—	335	363
Amortization of other assets	314	266	587	529
Factoring charges	298	33	649	77
Foreign currency losses	31,156	1,292	26,579	824
(Loss) income from discontinued operations	—	1,000	—	(359)
Cumulative effect of change in accounting principle	—	—	57,690	—

Adjusted EBITDA including granulate sales	11,138	14,363	23,031	27,338
Granulate sales	—	—	2,686	—

Adjusted EBITDA	11,138	14,363	20,345	27,338

Reconciliation of Adjusted EBITDA to Adjusted EBIT
Adjusted EBITDA including granulate sales	11,138	14,363	23,031	27,338
Amortization of other assets	314	266	587	529
Depreciation from continuing operations	9,050	8,085	19,028	15,610

Adjusted EBIT	1,774	6,012	3,416	11,199

Certain information in these tables are excerpted from the consolidated financial statements as prepared for the Company’s Quarterly Report for Q2 2003

For further information please contact:

Investor Relations

IFCO Systems N.V.

Zugspitzstrasse 7

82049 Pullach—Germany

+49 89 744 91 223

The statements in this press release regarding management’s expectations, estimates and projections constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to risks and uncertainties that could cause IFCO Systems’ results to differ materially from those expectations, such as: (1) the availability and cost of financing for operations, capital expenditures, and contemplated growth; (2) customer demand and business and economic cycles; (3) the competitive nature of the businesses in which the Company operates; (4) IFCO Systems’ ability to achieve its operational and growth objectives; (5) the Company’s ability to service its existing indebtedness; (6) the ability to comply with covenants of credit agreements to which IFCO Systems is a party; (7) seasonality and weather conditions; (8) availability and cost of RPCs; (9) changes in national or international politics and economics; (10) currency exchange rate fluctuations; and (11) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange. This announcement should be read in conjunction with the filings made by the Company with the U.S. Securities and Exchange Commission and the Frankfurt Stock Exchange. These filings disclose risk factors and other information that could cause actual results to materially differ from management’s expectations.